Exhibit 99.1

18 October 2021

CAZOO TO EXPAND ITS OFFERING INTO COMMERCIAL VEHICLES

…and to acquire UK online van retailer Vans365

Cazoo (NYSE: CZOO), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has agreed to acquire Vans365, as it moves to expand its online retail proposition to include commercial vehicles.

Vans365 is a leading independent online commercial vehicle retailer in the UK with a team of experienced in-house technicians and customer service specialists based in Bristol, buying and selling hundreds of vans monthly and achieving excellent customer feedback with a 4.8 Trustpilot score.

The deal will combine Cazoo’s world-class platform and brand with Vans365’s expertise and relationships in the commercial vehicle market and will enhance Cazoo’s customer offering and team and accelerate its planned launch into buying and selling commercial vehicles online later this year.

Cazoo is one of the fastest growing businesses in Europe, pioneering the shift to online car buying and selling and has already sold over 40,000 cars online since its launch less than 2 years ago, as consumers have embraced the selection, value and convenience of buying and selling used cars entirely online.

Cazoo owns and fully reconditions all of its cars before offering them on its website for either delivery or collection in as little as 72 hours and has thousands of cars available at any time. Its launch into commercial vehicles later this year will further expand the proposition and selection available on its website.

Cazoo will acquire Vans365, which will have 2021 revenues of c.£14m with an EBITDA margin of c.9%, for £6.5m in cash. The transaction is subject to FCA approval, anticipated in the coming weeks, and is expected to have a negligible impact on Cazoo’s FY2021 operating results.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “The market for commercial vehicles is worth £16bn annually, with over 1 million vans sold each year in the UK, which expands our addressable market and is a natural product extension for us. The acquisition of Vans365 will accelerate our planned launch of buying and selling commercial vehicles online later this year and will enhance both our customer proposition and team and I look forward to welcoming the Vans365 team to Cazoo.”

Jordan Franklin, Managing Director of Vans365 said, “Like Cazoo, customer obsession is at the heart of Vans365’s success and we’re delighted to be joining the Cazoo team to take our online proposition to the next level. We have built strong supply relationships and achieved excellent customer feedback with a great team who have strong sector expertise and are looking forward to joining forces with Cazoo.”

- Ends –

For more information:

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About Vans365 – www.vans-365.com

Vans365 is one of the UK’s fastest growing online commercial vehicle retailers, offering new and used vans for sale and leasing via its website and operating from headquarters in Bristol. The company excels at sourcing, preparing, marketing and delivering vans to customers across the UK. Vans365 has a reputation for unrivalled customer service which is reflected in the overwhelming positive online reviews it has received and excellent Trustpilot rating.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and refurbishing and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.